SafeCode Drug Technologies Corp.
c/o Delaware Intercorp, Inc.
113 Barksdale Professional Center
Newark, DE 19711

November 11, 2011
By Fax and Edgar
Russell Mancuso
Branch Chief - Legal
Securities and Exchange Commission
Fax: 202-772-9349

Re: SafeCode Drug Technologies Corp.
Registration Statement on Form S-1/a#3
Filed November 1 , 2011
File No. 333-174167

Dear Mr. Mancuso:

SafeCode Drug Technologies Corp. ("SDT") acknowledges receipt of the letter dated November 8 , 2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1/A#4 (the "Amended Draft") and have tracked all changes in the edgarized document for ease of review. The following is an item-by-item response to the Staff’s comments. We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that SDT is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defence in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Existing or Probable Government Regulations, page 18

1. We note your revisions in response to prior comment 3; however, it remains unclear why you need to know the “full exact details” of the design and implementation to determine the extent of necessary government approval and the effect of government regulation of the potential product mentioned in exhibit 10.1. Also, given your disclosure on page 10 that your business model is based on receiving royalties from sales, it is unclear why you believe you have provided investors all required information necessary to evaluate an investment in your securities without providing the information required by Regulation S-K Item 101(h)(4)(viii) and (ix). Please revise or advise.

Response

We have further reviewed the Governmental applications for the technology product and assertions made by the Staff and have revised the entire section to read as below

Our proposed product is likely to be subject to  Governmental approvals, such as the provisions of the Federal Consumer Product Safety Act, and the Federal Food, Drug and Cosmetic Act, specifically  and mainly Section 501(a)(3) of that Act.  In addition, section 502 of the Act states that a drug is considered misbranded if there are packaging omissions. Also, section 505 of the Act requires a full description of the methods used in, and the facilities and controls used for, the packaging of drugs .Section 505(b)(1)(D) of the Act states that an application shall include a full description of the methods used in, the manufacturing, processing and packing of such drug. This includes facilities and controls used in the packaging a drug product.

Section 501(a) (3) relates to “if its container is composed, in whole or in part, of any poisonous or deleterious substance which may render the contents injurious to health…” therefore, our product would have to be approved for use prior to us being able to sell/ license the product. As our business model is to seek third party manufacturers to license and manufacture and then market the technology it will be up to these third party entities to apply for the related Governmental Approvals within the related acts. The process for the said applications under the related provisions of the Federal Food, Drug and Cosmetic Act can be lengthy arduous and costly.  No such application under the Federal Food, Drug and Cosmetic Act, has been made nor by the Company and not by any future licensees of the technology and therefore as our Business model is to generate revenues from third party licensees of the product technology thru future royalty payments, and as our product would fall under this application process, we would have a delay in being able to commence anything other than limited operations until such related applications are granted.  These delays will accordingly have a delay and a detrimental effect on our generating revenues and could ultimately cause our business to fail if continuously delayed.

Right to Reject Subscriptions, page 28

2. We note your revised disclosure that all monies from rejected subscriptions will be returned within 3 business days. Please tell us how this disclosure is consistent with Exhibit 99.1 or file the subscription agreement supporting this disclosure as an exhibit.

Response

The subscription agreement has been revised accordingly to reflect the consistency with three days.

Signatures, page 34

3. We continue to note the reference to “Amendment No. 1” in the first paragraph and reissue prior comment 7.

Response

The first paragraph has been amended accordingly and the next paragraph too to reflect amendment # 4.

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, Please do not hesitate to contact us at Tel: +972-507839976.

Sincerely,
Joel Klopfer, President and Director
SafeCode Drug Technologies Corp.
cc: Aslynn Hogue, Securities and Exchange Commission, Division of Corporation Finance - Edgar